February 7, 2008

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:      Claymore Exchange Traded Fund Trust (File Nos. 333-134551 & 811-21906)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 36 to the registration statement for Claymore Exchange Traded Fund Trust (the "Trust") filed on Form N-1A on October 16, 2007, concerning the following four new series of the Trust: Claymore/Dorchester - The Capital Markets Bond Index ETF, Claymore/Dorchester - The Capital Markets Liquidity Index ETF, Claymore/Dorchester - The Capital Markets Equity Index ETF and Claymore/Dorchester US-1 - The Capital Markets Index ETF (each a "Fund" or collectively the "Funds"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 47 ("Amendment No. 47") and Post-Effective Amendment No. 48 ( "Amendment No. 48") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:
-----------

     COMMENT 1. CLAYMORE/DORCHESTER - THE CAPITAL MARKETS BOND INDEX ETF - PRIMARY INVESTMENT STRATEGIES (PAGE 2)

     THE DISCLOSURE IN THIS PARAGRAPH REGARDING MORTGAGE-BACKED SECURITIES ("MBS") IMPLIES THAT THE FUND MAY ONLY INVEST IN MBS THAT ARE ISSUED BY FEDERAL AGENCIES. HOWEVER, ITEM 5 UNDER "INDEX CONSTRUCTION" ON PAGE 4 DOES NOT SPECIFY WHETHER THE FUND'S MBS INVESTMENTS ARE SO LIMITED. IF THE FUND MAY INVEST IN MBS THAT ARE NOT ISSUED BY FEDERAL AGENCIES, PLEASE CONSIDER ADDING DISCLOSURE REGARDING THE RISKS ASSOCIATED WITH MBS BACKED BY SUB-PRIME MORTGAGES. ALSO, PLEASE CONSIDER THE SAME ISSUES WITH RESPECT TO THE DISCLOSURE REGARDING MBS IN WHICH THE CLAYMORE/DORCHESTER US-1 - THE CAPITAL MARKETS INDEX ETF MAY INVEST.

          Response 1. The disclosure has been revised to clarify that the Fund may only invest in MBS issued by agencies. Accordingly, no disclosure regarding the risks of sub-prime mortgages is necessary.

     COMMENT 2. CLAYMORE/DORCHESTER - THE CAPITAL MARKETS LIQUIDITY INDEX ETF (PAGE 9)

     PURSUANT TO RULE 2A-7(B)(2) UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), PLEASE NOTE THAT A FUND WHICH IS NOT A MONEY MARKET FUND IS NOT PERMITTED TO USE THE WORD "LIQUIDITY" IN ITS NAME. PLEASE REVISE THE FUND'S NAME ACCORDINGLY.

          Response 2. The Fund's name has been changed to the Claymore U.S. Capital Markets Micro-Term Fixed Income ETF. We note that pursuant to Rule 35d-1 under the 1940 act, the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets in fixed income securities issued by U.S. companies. We also note that the Claymore/Dorchester - The Capital Markets Bond Index ETF has changed its name to the

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CHRISTIAN SANDOE, ESQ.
FEBRUARY 7, 2008
PAGE 2

     Claymore U.S. Capital Markets Bond ETF, and that Fund accordingly has adopted the same policy.

     COMMENT 3. CLAYMORE/DORCHESTER - THE CAPITAL MARKETS LIQUIDITY INDEX ETF - PRIMARY INVESTMENT RISKS (PAGE 11)

     THIS SECTION CONTAINS A RISK FACTOR REGARDING FOREIGN ISSUERS, BUT THE EARLIER DISCLOSURE REGARDING THE FUND'S INVESTMENT STRATEGIES AND INDEX CONSTRUCTION DOES NOT SPECIFY THAT THE FUND MAY INVEST IN SECURITIES ISSUED BY FOREIGN ISSUERS. PLEASE CONFORM THE DISCLOSURE.

          Response 3. The disclosure has been revised to clarify that the Index may include certain securities issued by foreign issuers.

     COMMENT 4. CLAYMORE/DORCHESTER - THE CAPITAL MARKETS EQUITY INDEX ETF - INDEX CONSTRUCTION (PAGE 16)

     PLEASE INSERT DISCLOSURE REGARDING THE MARKET CAPITALIZATION OF THE STOCKS IN THE INDEX. PLEASE INSERT SIMILAR DISCLOSURE REGARDING THE STOCKS CONTAINED IN THE INDEX FOR THE CLAYMORE/DORCHESTER US-1 - THE CAPITAL MARKETS INDEX ETF.

          Response 4. Disclosure has been added with respect to both Funds.

     COMMENT 5. CLAYMORE/DORCHESTER US-1 - THE CAPITAL MARKETS INDEX ETF (PAGE
20)

     SINCE "US" IS NOT PART OF THE NAME OF THE INDEX, PLEASE ADD A POLICY THAT THE FUND WILL INVEST, UNDER NORMAL CIRCUMSTANCES, AT LEAST 80% OF ITS NET ASSETS IN SECURITIES ISSUED BY U.S. COMPANIES SO AS TO COMPLY WITH RULE 35D-1 UNDER THE 1940 ACT.

          Response 5. The Fund has added such a policy.

     COMMENT 6. CLAYMORE/DORCHESTER US-1 - THE CAPITAL MARKETS INDEX ETF - INDEX METHODOLOGY (PAGE 21)

     THE FIRST SENTENCE IN THIS SECTION STATES THAT THE INDEX "IS DESIGNED TO REPRESENT THE TRADITIONAL INVESTMENT GRADE SECURITIES IN THE UNITED STATES CAPITAL MARKETS." THE PHRASE "INVESTMENT GRADE" ONLY APPLIES TO FIXED INCOME SECURITIES. PLEASE REVISE THE DISCLOSURE TO REFLECT THE EQUITY SECURITIES CONTAINED IN THE INDEX.

          Response 6. The disclosure has been revised accordingly.


     As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

          the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

          the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

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CHRISTIAN SANDOE, ESQ.
FEBRUARY 7, 2008
PAGE 3


          the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                     Sincerely,

                                                     /s/ Jeremy Senderowicz